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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- .41342

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/07 (MM/DD/YY) AND ENDING 12/31/07 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Barclays Capital Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

200 Park Avenue
(No. and Street)

New York | New York | 10166
(City) | (State) | (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
James Walker (212) 412-2459
(Area Code Telephone Number)

B. ACCOUNTANT IDENTIFICATION

SEC Mail Processing Section

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

FEB 29 2008

PricewaterhouseCoopers LLP
(Name – if individual, state last, first, middle name)

Washington, DC
111

300 Madison Avenue | New York | New York | 10017
(Address) | (City) | (State) | (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 21 2008
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, James Walker, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Barclays Capital Inc., as of December 31, 2007, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Chief Financial Officer

Title

Notary Public

CHERYL A. GRASSMANN
Notary Public, State of New York
No. 01GR5037184
Qualified in New York County
Commission Expires December 19, 2010

This report ** contains (check all applicable boxes):

- [X] (a) Facing Page.
- [X] (b) Statement of Financial Condition.
- [X] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [X] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [X] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [X] (g) Computation of Net Capital.
- [X] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [X] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [X] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [X] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- x (o) Statement of Cash Flows

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Barclays Capital Inc. and Subsidiaries
Index
December 31, 2007

	Page(s)
Report of Independent Auditors	1
Financial Statement	
Consolidated Statement of Financial Condition	2
Notes to Consolidated Statement of Financial Condition	3–17

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
PricewaterhouseCoopers Center
300 Madison Avenue
New York, NY 10017
Telephone (646) 471 3000
Facsimile (813) 286 6000

Report of Independent Auditors

To the Board of Directors and Stockholder of
Barclays Capital Inc. and Subsidiaries

In our opinion, the accompanying consolidated statement of financial condition presents fairly, in all material respects, the financial position of Barclays Capital Inc. and Subsidiaries at December 31, 2007, in conformity with accounting principles generally accepted in the United States of America. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit. We conducted our audit of this statement in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition, assessing the accounting principles used and significant estimates made by management, and evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

PricewaterhouseCoopers LLP

February 29, 2008

Barclays Capital Inc. and Subsidiaries
Consolidated Statement of Financial Condition
December 31, 2007

(in thousands of dollars)

Assets		
Cash and cash equivalents	$	271,203
Cash and securities segregated in compliance with federal and other regulations		4,930,080
Receivables from brokers, dealers and clearing organizations		10,526,075
Receivables from customers		4,225,742
Securities purchased under agreements to resell		151,607,276
Securities borrowed		76,048,241
Securities owned, at fair value		38,960,324
Securities owned, pledged to counterparties, at fair value		9,753,132
Derivative assets		878,356
Accrued interest and dividend receivables		432,242
Exchange memberships - at cost (market value $10,687)		3,466
Other assets		185,279
Total assets	$	297,821,416
Liabilities and Stockholder's Equity		
Securities sold under agreements to repurchase	$	216,478,818
Securities loaned		34,036,162
Short-term borrowings		3,615,823
Payables to brokers, dealers and clearing organizations		8,756,749
Payables to customers		8,646,714
Securities sold, but not yet purchased, at fair value		22,501,152
Derivative liabilities		917,372
Accrued interest and dividend payables		318,108
Other liabilities		475,774
Total liabilities		295,746,672
Commitments and contingencies (see Note 16)		
Stockholder's equity		
Common stock - 5,000 shares authorized 10 shares issued and outstanding		10
Additional paid-in capital		2,535,610
Accumulated deficit		(464,210)
Accumulated other comprehensive loss		3,334
Total stockholder's equity		2,074,744
Total liabilities and stockholder's equity	$	297,821,416

The accompanying notes are an integral part of this consolidated statement of financial condition.

1. Organization

The consolidated statement of financial condition includes the accounts of Barclays Capital Inc. and its wholly-owned subsidiaries, Barclays Business Credit LLC ("BBC") and Arinagour Investments LLC ("Arinagour" and, together with BBC, the "Subsidiaries").

Barclays Capital Inc. (the "Company"), a Connecticut company, is a registered securities broker-dealer and futures commission merchant ("FCM"). The Company is headquartered in New York, with registered domestic branch offices in Boston, Chicago, Miami, Los Angeles and San Francisco. The Company's client base includes money managers, insurance companies, pension funds, hedge funds, depository institutions, corporations, trust banks, money market and mutual funds, domestic and international governmental agencies, official institutions and central banks. The Company is ultimately wholly owned by Barclays Bank PLC ("BBPLC"), an English company.

The Company is the BBPLC's "4(k)(4)(E)" securities subsidiary under the Bank Holding Company Act, which permits it to engage in securities underwriting, dealing, or market-making activities. The Company's activities include transactions in asset-backed securities, agency mortgage-backed securities, international debt securities, and other corporate related securities and securities lending. The Company is also a primary dealer in U.S. government securities.

BBC engages in the leveraged lease financing business and provides economic hedges for the Company by entering into interest rate swaps.

Arinagour was established to engage in a structured credit market transaction to provide funding to investors.

2. Significant Accounting Policies

Basis of Presentation

This consolidated statement of financial condition is prepared in accordance with accounting principles generally accepted in the United States of America ("GAAP"). Material intercompany balances and transactions are eliminated in consolidation. The U.S. Dollar is the functional currency of the Company.

Transactions in securities are recorded on a trade date basis. Securities owned, securities sold, but not yet purchased, financial futures and options on financial futures are valued at fair value. Forward contracts, swaps and options are valued at estimated fair value.

Securities Purchased and Securities Sold Under Agreements to Resell and Repurchase

Securities purchased under agreements to resell and securities sold under agreements to repurchase, which are treated as collateralized financings for financial statement purposes, are carried at the amounts at which the securities will subsequently be resold or repurchased, plus accrued interest, which approximates fair value. Securities purchased under agreements to resell require the Company to deposit cash with the seller and to take possession of the securities. Securities sold under agreements to repurchase require the buyer to deposit cash with the Company and to take possession of the securities. The market value of the securities sold or purchased are generally in amounts in excess of the cash received or provided. The Company monitors the market value of securities purchased and sold on a daily basis, with additional collateral obtained or refunded as necessary.

The Company offsets securities purchased under agreements to resell and securities sold under agreements to repurchase with the same counterparty to the extent they are executed under legally enforceable netting agreements that meet the accounting requirements of right of offset.

Securities Borrowed and Loaned

Securities borrowed and securities loaned, which are treated as collateralized financings for financial statement purposes, are carried at the amounts of cash advanced or received, plus accrued interest, which approximates fair value. Securities borrowed transactions require the Company to deposit cash with the lender. Securities loaned transactions require the borrower to deposit cash with the Company. With respect to securities loaned or borrowed, the cash collateral received or advanced are in an amount generally in excess of the market value of securities loaned or borrowed. The Company monitors the market value of securities borrowed and loaned on a daily basis, with additional cash collateral obtained or refunded as necessary.

Receivables From and Payables to Brokers, Dealers and Clearing Organizations

Receivables from and payables to brokers, dealers and clearing organizations consist primarily of fails to receive or deliver, margin balances, deposits at clearing organizations and amounts related to the settlement of unsettled securities trades.

Leases

Leases are accounted for in accordance with Statement of Financial Accounting Standards ("SFAS") No. 13, *"Accounting for Leases."*

BBC performs an annual impairment analysis on the outstanding leases that it manages as lessor. BBC maintains a loss provision based on adverse situations that may affect the counterparties' ability to repay and other relevant factors. This evaluation is inherently subjective as it may require material estimates including the amount and timing of future cash flows expected to be received and may be susceptible to significant change.

Income Taxes

The results of operations of the Company and its Subsidiaries are included in the federal consolidated income tax return of Barclays Group US Inc. ("BGUS"). The Company and its Subsidiaries also file state income tax returns in Massachusetts, Pennsylvania, Illinois, Florida, and Connecticut, and are included in a California unitary tax return and combined New York State and New York City returns with affiliated companies. The Company has an intercompany tax sharing agreement under which it computes and settles its income tax liability.

In June 2006, the Financial Accounting Standards Board ("FASB") issued FASB Interpretation No. 48, *"Accounting for Uncertainty in Income Taxes"* ("FIN 48"), which is an interpretation of SFAS No. 109, *"Accounting for Income Taxes."* FIN 48 prescribes a recognition threshold and a measurement attribute for the financial statement recognition and measurement of tax positions taken or expected to be taken in a tax return. For those benefits to be recognized, a tax position must be more-likely-than-not to be sustained upon examination by taxing authorities. The amount recognized is measured as the largest amount of benefit that is greater than 50 percent likely of being realized upon ultimate settlement. The Company adopted the provisions of FIN 48 on January 1, 2007. See Note 9 - Income Taxes, for a detailed explanation of the impact of the adoption.

Cash and Cash Equivalents

Cash and cash equivalents consists of cash and highly liquid investments with original maturities of generally less than three months.

Use of Estimates
The preparation of the consolidated statement of financial condition in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated statement of financial condition. Actual results could differ from those estimates.

Valuation Methodology
Financial instruments are either priced with reference to a quoted market price for that instrument or by using a valuation model. Where the fair value is estimated using financial markets pricing models, the methodology is to calculate the expected cash flows under the terms of each specific contract and then discount these values back to a present value. These models use as their basis independently sourced market parameters including, for example, interest rate yield curves, equities and commodities prices, option volatilities and currency rates. Most market parameters are either directly observable or are implied from instrument prices. The model may perform numerical procedures in the pricing such as interpolation when input values do not directly correspond to the most actively traded market trade parameters. However, profits or losses are recognized upon trade inception only when such profits can be measured solely by reference to observable current market transactions or valuation techniques based solely on observable market inputs.

Various factors influence the availability of observable inputs and these may vary from product to product and change over time. Factors include for example, the depth of activity in the relevant market, the type of product, whether the product is new and not widely traded in the market place, the maturity of market modelling, the nature of the transaction (bespoke or generic). To the extent that valuation is based on models or inputs that are not observable in the market, the determination of fair value requires more judgment, dependent on the significance of the unobservable input to the overall valuation. Unobservable inputs are determined based on the best information available, for example by reference to similar assets, similar maturities or other analytical techniques.

Valuation of instruments quoted on listed exchanges
Where a product has a price on a listed exchange, the closing price is used to mark the books except where a portfolio contains positions on mixed exchange time zones and using the close would not represent the correct portfolio value, or where a large portfolio of listed options exists and the exchange price is deemed illiquid compared to a comparable OTC derivative. In these cases an appropriate model based on market information is used to value the portfolio.

Valuation adjustments
The estimation of fair value for any financial instrument may also require adjustment of the quoted price or model value to reflect the cost of credit risk (where not embedded in underlying models or prices used), or to reflect hedging costs not captured in pricing models (to the extent they would be taken into account by a market participant in determining a price). The process of estimating fair value on illiquid instruments or from a valuation model may require estimation of certain pricing parameters, assumptions or model characteristics. These may include the shape and relative behavior of the underlying points on a curve, statistical variances inherent in simulation methods, effect of assumptions of types of statistical distributions, assumptions on the cross interaction of models with multiple underlying risks. These estimates are calibrated against industry standards, economic models and observed transaction prices.

Retirement Benefits

In September 2006, the FASB issued and the Company adopted SFAS No. 158, "*Employers Accounting for Defined Benefit Pension and Other Postretirement Plans, an amendment of SFAS No. 87, 88, 106 and 132-R.*" SFAS No. 158 requires an entity to recognize in its statement of financial condition the funded status of its defined benefit pension and postretirement plans, measured as the difference between the fair value of the plan assets and the benefit obligation. SFAS No. 158 also requires an entity to recognize changes in the funded status of a defined benefit pension and postretirement plan within accumulated other comprehensive income, net of tax, to the extent such changes are not recognized in earnings as components of periodic net benefit cost.

Share Based Compensation

The Company accounts for share-based payments in accordance with SFAS No. 123-R, "*Share-Based Payment,*" which is a revision to SFAS No. 123, "*Accounting for Stock-Based Compensation.*" SFAS No. 123-R focuses primarily on accounting for a transaction in which an entity obtains employee services in exchange for share-based payments. Under SFAS No. 123-R, the cost of employee services received in exchange for an award of equity instruments is generally measured based on the grant-date fair value of the award.

New Accounting Pronouncements

In September 2006, the FASB issued SFAS No. 157, "*Fair Value Measurements.*" SFAS No. 157 clarifies that fair value is an exit price, representing the amount that would be exchanged to sell an asset or transfer a liability in an orderly transaction between market participants. SFAS No. 157 nullifies the consensus reached in Emerging Issues Task Force ("EITF") Issue No. 02-3 prohibiting the recognition of day one gain or loss on derivative contracts (and hybrid instruments measured at fair value under SFAS No. 133, "*Accounting for Derivative Instruments and Hedging Activities,*" as modified by SFAS No. 155) where the Company cannot verify all of the significant model inputs to observable market data and verify the model to market transactions. However, SFAS No. 157 requires that a fair value measurement technique include an adjustment for risks inherent in a particular valuation technique (such as pricing model) and/or the risks inherent in the inputs to the model, if market participants would also include such an adjustment. In addition, SFAS No. 157 prohibits the recognition of "block discounts" for large holdings of unrestricted financial instruments where quoted prices are readily and regularly available in an active market. The provisions of SFAS No. 157 are to be applied prospectively, except for changes in fair value measurements that result from the initial application of SFAS No. 157 to existing derivative financial instruments measured under EITF Issue No. 02-3. SFAS No. 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007, and interim periods within those fiscal years. The Company will adopt SFAS No. 157 effective January 1, 2008 and does not expect any material impact on its consolidated statement of financial condition.

In February 2007, the FASB issued SFAS No. 159, "*The Fair Value Option for Financial Assets and Financial Liabilities.*" SFAS No. 159 permits entities to elect to measure financial assets and liabilities (except for those that are specifically scoped out of the Statement) at fair value. The election to measure a financial asset or liability at fair value can be made on an instrument-by-instrument basis and is irrevocable. The difference between the carrying value and the fair value at the adoption date is recorded as a transition adjustment to opening retained earnings. Subsequent changes in fair value are recognized in earnings. The Company will adopt SFAS No. 159 effective January 1, 2008 and does not expect any material impact on its consolidated statement of financial condition.

3. Cash and Securities Segregated in Compliance with Federal and Other Regulations

Cash of $2,820,760,000 is segregated under the Commodity Exchange Act.

Additionally, cash of $2,000,000,000 and U.S. government securities with a market value of $109,320,000 are segregated in special reserve bank accounts under Rule 15c3-3 of the Securities and Exchange Commission Act and in accordance with the reserve requirement for Proprietary Accounts for Introducing Broker-Dealers ("PAIB") see Note 20 - Regulatory Requirements.

4. Securities Owned and Securities Sold, but not yet Purchased, at Fair Value

Securities owned and securities sold, but not yet purchased, as reported on the consolidated statement of financial condition at December 31, 2007 consist of trading securities at fair value as follows (in thousands):

	Securities Owned	Securities Sold, but not yet Purchased
United States government and agency obligations	$ 12,091,409	$ 21,166,871
Mortgage-backed securities	22,106,986	4,058
Corporate securities	3,862,113	1,136,218
Asset-backed securities	526,574	4,000
Equity securities	373,242	190,005
	$ 38,960,324	$ 22,501,152

Securities sold, but not yet purchased, represent obligations of the Company to deliver a specified security at a contracted price. The Company has recorded this liability in the consolidated statement of financial condition as of December 31, 2007 at fair value. However, these transactions may result in market risk if the market price of the securities increases subsequent to December 31, 2007. The Company seeks to limit this risk by holding offsetting securities positions or other financial instruments.

5. Securities Owned, Pledged to Counterparties, at Fair Value

Securities owned, pledged to counterparties, as reported on the consolidated statement of financial condition at December 31, 2007, consist of trading securities at fair value as follows (in thousands):

United States government and agency obligations	$ 9,625,410
Corporate securities	127,722
	$ 9,753,132

6. Receivables from and Payables to Brokers, Dealers and Clearing Organizations

Receivables from and payables to brokers, dealers and clearing organizations, as reported on the consolidated statement of financial condition at December 31, 2007 consist of the following (in thousands):

	Receivables from Brokers, Dealers and Clearing Organizations	Payables to Brokers, Dealers and Clearing Organizations
Fails to receive or deliver	$ 6,618,705	$ 4,796,693
Margin balances	3,151,527	2,519,444
Deposits with clearing organizations	65,878	-
Settlement balances	597,191	1,361,089
Other	92,774	79,523
	$ 10,526,075	$ 8,756,749

7. Derivative Assets and Liabilities

The Company uses derivative products, including interest rate swaps as an end-user to modify the interest rate characteristics of its borrowings and TBA contracts to minimize market risk in the Company's proprietary portfolio.

Derivative assets and liabilities, as reported on the consolidated statement of financial condition at December 31, 2007 consist of the following (in thousands):

	Derivative Assets	Derivative Liabilities
Interest rate swaps	$ 213,565	$ 266,094
TBA contracts	664,791	651,278
	$ 878,356	$ 917,372

8. Other Assets

At December 31, 2007, other assets include leases managed by BBC amounting to $37,883,000, net of provisions of $2,491,000. The remaining balance in other assets is primarily related to income tax receivables. See Note 9 - Income Taxes.

9. Income Taxes

At December 31, 2007, the Company recorded $139,195,000 of net deferred tax assets which represents an allocation of the consolidated deferred tax asset recorded on the consolidated financial statements of the parent, BGUS. This balance is comprised of deferred tax assets of $194,436,000 resulting from temporary differences primarily related to deferred compensation, state tax reserves, and suspended REMIC losses. These deferred tax assets were offset by deferred tax liabilities of $55,241,000 resulting primarily from the book versus tax differences in the accounting for leases and other reserves and accruals, and from differences related to Section 481(a). Leased assets are accounted for as a lease receivable under SFAS No. 13. For tax purposes, the leased assets are reported as fixed assets.

The Company's federal, state and local tax returns for years after 2002 remain subject to examination by major tax jurisdictions.

The Company adopted the provisions of FIN 48 on January 1, 2007. As a result of the adoption of FIN 48, the Company recognized an increase in the liability for unrecognized tax benefits of $350,000, which was accounted for as a reduction of the January 1, 2007 balance of retained earnings. A reconciliation of the beginning and ending amount of unrecognized tax benefits is as follows (in thousands):

Gross unrecognized tax benefits at January 1, 2007	$	39,271
Increase for tax positions taken during the current year		11,696
Increase for tax positions taken during prior years		1,877
Decrease for tax positions taken during prior years		(1,388)
Gross unrecognized tax benefits at December 31, 2007	$	51,456

The Company's unrecognized tax benefits including interest are recorded on the consolidated statement of financial condition as income taxes payable. The total amount of interest recognized in the consolidated statement of financial condition at December 31, 2007 is $4,436,000. The Company has not recorded any amounts for penalties on its recognized tax benefits.

If any tax return examination by federal, state, or local tax authorities is concluded during the next twelve months, it is possible that the amount of accrued liability for uncertain tax positions could change. It is not possible to estimate the amount of any such change at this time.

10. Short-Term Borrowings

At December 31, 2007, short term borrowings consist of uncollaterized overnight loans payable to affiliates of $3,365,823,000 and to a third party of $250,000,000. The loans from affiliates bear interest at rates based upon the London Interbank Offered Rate ("LIBOR") while the loans from a third party bear interest at rates based upon the current Federal Funds rate.

11. Subordinated Debt

The Company has a subordinated revolving line of credit with BBPLC for $400,000,000, which will expire in June 2009. Loans bear interest at rates based upon the London Interbank Offered Rate. The revolving line was drawn upon in March 2007 in its entirety and repaid in September 2007. At December 31, 2007, there were no advances outstanding.

12. Transactions With Affiliated Companies

The Company enters into securities transactions with affiliates. At December 31, 2007, the following balances with such affiliates were included in the consolidated statement of financial condition in the following line items (in thousands):

Cash and cash equivalents	$	179,747
Cash and securities segregated in compliance with federal and other regulations		3,054
Receivables from brokers, dealers and clearing organizations		4,143,015
Receivables from customers		165,753
Securities purchased under agreements to resell		108,794,284
Securities borrowed		4,799,000
Derivative assets		213,565
Accrued interest and dividend receivables		14,979
Securities sold under agreements to repurchase		125,303,573
Securities loaned		19,562,492
Short-term borrowings		3,365,823
Payables to brokers, dealers and clearing organizations		3,757,477
Payables to customers		101,823
Derivative liabilities		266,094
Accrued interest and dividend payables		4,312

Affiliates provide substantially all operational, front office, and support services to the Company and its Subsidiaries under service agreements. Additionally, the Company performs services for affiliates.

13. Benefit Plans

Pension Plan

The Company and its Subsidiaries provide pension benefits for eligible employees through a defined benefit pension plan of an affiliate. Substantially all employees participate in the pension plan on a non-contributing basis, and are fully vested after five years of service. The Company makes contributions to the plan based upon the minimum funding standards under the Internal Revenue Code.

The following tables set forth the plan's information at December 31, 2007 (in thousands):

Funded Status at Year End	
Benefit obligation at end of year	$ (46,123)
Fair value of plan assets at end of year	39,011
Funded status at year end	$ (7,112)

Additional Information for Plans with a Projected Benefit Obligation ("PBO")/Accumulated Benefit Obligation ("ABO") in Excess of Plan Assets	
Projected benefit obligatiion	$ 46,123
Accumulated benefit obligatiion	42,925
Fair values of assets	39,011

Weighted-average assumptions used to determine projected benefit obligations at December 31, 2007	
Discount rate	6.25%
Rate of compensation increase	4.50%

The expected rate of return of plan assets for 2008 is 6.72%. This rate of return on assets is determined by calculating a total fund return estimate based on a weighted average of estimated returns for each asset class. Asset class returns are estimated using current and projected economic and market factors such as real rate of returns, inflation, credit spreads, equity risk premiums and excess return expectations.

Plan Assets
Weighted-average asset allocation at December 31, 2007 and target for 2008 by asset category are as follows:

Asset category	
Equity securities	56%
Debt securities	39%
Other	5%
	100%

The Company's pension fund investment strategy is to invest in a prudent manner for the exclusive purpose of providing benefits to participants. A well defined internal structure has been established to develop and implement a risk-controlled investment strategy that is targeted to produce a total return that, when combined with the Company's contributions to the fund, will maintain the funds ability to meet all required benefit obligations. Risk is controlled through diversification of asset types and investments in domestic and international equities and fixed income.

Contributions expected to be paid to the Plan in the next fiscal year	$ 146

401(k) Contribution Plan
The Company has adopted the Barclays Bank PLC Thrift Savings Plan (referred to as the "401(k) Plan") effective January 1, 1980. Once an eligible employee is hired, they are given the opportunity to participate in the 401(k) Plan immediately or during the annual enrollment period. Employees who formally elect to participate may elect contributions of up to 12% of their base pay to be contributed to the plan each pay period, subject to Internal Revenue Service limits. The Company matches the first 6% of the employee contributions to the 401(k) Plan each pay period based on the employee annualized earnings on the date of the match.

Postretirement
The Company follows SFAS No. 106, "*Employers' Accounting for Postretirement Benefits Other than Pensions,*" which requires the recognition of postretirement benefit costs on an accrual basis over the active working lives of employees, rather than on a cash basis. Only employees hired as of April 1, 1997 are eligible for postretirement benefits.

14. Financial Instruments with Off-Balance-Sheet Risk

In the normal course of its business, the Company enters into transactions involving financial instruments with off-balance-sheet risk in order to meet financing and hedging needs of customers and to reduce the Company's own exposure to market and interest rate risk in connection with proprietary trading activities. These financial instruments include forward and futures contracts, options on futures contracts and interest rate swaps. Each of these financial instruments contains varying degrees of off-balance-sheet risk as changes in the fair values of the financial instruments subsequent to December 31, 2007 may, in certain circumstances, be in excess of the amounts recognized in the consolidated statement of financial condition. The Company is also at risk from the potential inability of counterparties to perform under the terms of the contracts.

In the normal course of business, the Company enters into securities sales transactions as principal. If the securities subject to such transactions are not in the possession of the Company (for example, securities loaned to other brokers or dealers, used as collateral for bank loans, or failed to receive), the Company may incur a loss if the security the Company is obligated to deliver is not received and the market value has increased over the contract amount of the sale transaction.

The Company also executes customer transactions in commodity futures contracts (including options on futures), all of which are transacted on a margin basis subject to individual exchange regulations. These transactions may expose the Company to off-balance-sheet risk in the event margin deposits are not sufficient to fully cover losses which customers may incur. In the event the customer fails to satisfy its obligations, the Company may be required to purchase or sell financial instruments at prevailing market prices in order to fulfill the customer's obligations.

In the normal course of business, the Company may pledge or deliver customer or other counterparty securities as collateral in support of various financing sources such as bank loans, securities loaned and repurchase agreements. Additionally, the Company pledges customer securities as collateral to satisfy margin deposits of various exchanges. In the event the counterparty is unable to meet its contracted obligation to return customer securities pledged as collateral, the Company may be exposed to the risk of acquiring the securities at current market prices in order to return them to the owner.

15. Collateral, Commitments and Contingencies

At December 31, 2007, the approximate market value of collateral received that can be resold or repledged by the Company, excluding the impact of FIN 41, were (in thousands):

Sources of collateral	
Securities purchased under agreements to resell	$ 174,068,337
Securities received from securities borrowed transactions	77,541,397
Customers' securities	2,528,110
	$ 254,137,844

At December 31, 2007, the approximate market value of collateral received that were resold or repledged by the Company, excluding the impact of FIN 41, were (in thousands):

Uses of collateral	
Securities sold under agreements to repurchase	$ 137,312,979
Securities loaned	21,747,428
	$ 159,060,407

At December 31, 2007, the Company had unused lines of credit of $3,241,255,000 with an affiliate and $270,000,000 with non-affiliated banks.

In addition, the Company has pledged $35,102,872,000 of securities collateral, under tri-party agreements, which cannot be resold or repledged by the counterparty.

The Company has $65,878,000 of cash and $3,056,445,000 of its own securities owned on deposit with clearing organizations and financial services companies for trade facilitation purposes. These securities cannot be resold or repledged by the counterparty.

At December 31, 2007, the Company has committed $4,820,599,000 on forward starting repurchase trades and $4,211,805,000 in forward starting reverse repurchase transactions.

At December 31, 2007, the Company was obligated under a non-cancelable lease for office space, which will expire on May 31, 2009.

BBPLC, its parent Barclays PLC and some of their subsidiaries (collectively "Barclays") have for some time been party to proceedings, including a class action, in the United States against a number of defendants following the collapse of Enron; the class action claim is commonly known as the Newby litigation. On July 20, 2006 Barclays received an Order from the United States District Court for the Southern District of Texas Houston Division (the "Court") which dismissed the claims against Barclays PLC, BBPLC and the Company in the Newby litigation. On December 4, 2006, the Court stayed Barclays' dismissal from the proceedings and allowed the plaintiffs to file a supplemental complaint. On March 19, 2007 the United States Court of Appeals for the Fifth Circuit issued its decision on an appeal by Barclays and two other financial institutions contesting a ruling by the District Court allowing the Newby litigation to proceed as a class action. The Court of Appeals held that because no proper claim against Barclays and the other financial institutions had been alleged by the plaintiffs, the case could not proceed against them. The plaintiffs applied to

the United States Supreme Court for a review of this decision. On January 22, 2008, the United States Supreme Court denied plaintiffs' request for review. Following the Supreme Court's decision, the District Court ordered further briefing concerning the status of plaintiffs' claims. Barclays plans to seek dismissal of plaintiffs' claims.

Barclays considers that the Enron claims against it are without merit and is defending them vigorously. It is not possible to estimate Barclays' possible loss in relation to these matters, nor the effect that they might have upon operating results in any particular financial period.

Barclays has been in negotiations with the staff of the Securities and Exchange Commission (the "SEC") with respect to a settlement of the SEC's investigations of transactions between Barclays and Enron. Barclays does not expect that the amount of any settlement with the Commission would have a significant adverse effect on its financial position or operating results.

Like other United Kingdom ("UK") financial institutions, Barclays faces numerous UK County Court claims and complaints by customers who allege that its unauthorized overdraft charges either contravene the UK Unfair Terms in Consumer Contracts Regulations 1999 or are unenforceable penalties or both. Pending resolution of the test case referred to below (the "test case"), existing and new claims in the UK County Courts are stayed and there is a UK Financial Services Authority waiver of the complaints handling process and a standstill of UK Financial Ombudsman Service decisions.

In July 2007, and by agreement with all parties, the UK Office of Fair Trading launched the test case by commencing proceedings against seven banks and one building society including Barclays, the first stage of which seeks declarations on two issues of legal principle. The hearing commenced on January 17, 2008. Barclays is defending the test case vigorously. It is not possible to estimate the financial impact in relation to these matters, nor the effect that they may have upon operating results in any particular financial period. If ultimately Barclays were to be unsuccessful, the financial impact could be significant.

Barclays is engaged in various other litigation proceedings both in the UK and a number of overseas jurisdictions, including the United States, involving claims by and against it which arise in the ordinary course of business. Barclays does not expect the ultimate resolution of any of the proceedings to which Barclays is party to have a significant adverse effect on the financial position of Barclays and Barclays has not disclosed the contingent liabilities associated with these claims either because they cannot reasonably be estimated or because such disclosure could be prejudicial to the conduct of the claims.

The Company itself is involved in a number of judicial and arbitration matters arising in connection with the conduct of its business, including some proceedings related to Enron. The Company's management believes, based on currently available information, that the results of such proceedings will not have a significant adverse effect on the financial condition of the Company.

16. Guarantees

In the ordinary course of its business, the Company indemnifies certain service providers, such as clearing and custody agents, trustees and administrators against specified potential losses in connection with their acting as an agent of, or providing services to, the Company or its affiliates. In addition, the Company is a member of payment, clearing and settlement networks as well as securities exchanges around the world that may require the Company to meet the obligations of such networks and exchanges in the event of member defaults. In connection with its prime

brokerage and clearing businesses, the Company may agree to clear and settle on behalf of its clients the transactions entered into by them with other brokerage firms. The Company's obligations in respect of such transactions are secured by the assets in the client's account as well as any proceeds received from the transactions cleared and settled by the Company on behalf of the client. The Company is unable to develop an estimate of the maximum payout under these guarantees and indemnifications. However, management believes that it is unlikely the Company will have to make material payments under these arrangements, and no liabilities related to these guarantees and indemnifications have been recognized in the consolidated statement of financial condition at December 31, 2007.

17. Concentration of Credit Risk

As a securities broker-dealer, the Company is engaged in various securities trading and brokerage activities. The Company's securities transactions, both as principal and as agent, on behalf of investors, are executed with institutions, including other brokers and dealers, commercial banks, insurance companies, pension plans, mutual funds, hedge funds and other financial institutions. In the event that counterparties to transactions do not fulfill their obligations, the Company may be exposed to credit risk. The Company's exposure to credit risk associated with the nonperformance of counterparties in fulfilling their contractual obligations can be directly affected by volatile trading markets and/or the extent to which such obligations are unsecured.

The Company's policy is to monitor its customer and counterparty risk through the use of a variety of credit exposure and market exposure reporting and control procedures, including marking to market securities and collateral and requiring adjustments of collateral levels as considered appropriate. In addition, the Company has a policy of reviewing the credit standing of each counterparty and customer with whom it conducts business as considered necessary.

18. Estimated Fair Value of Financial and Derivative Instruments

The Company's securities owned and securities sold, but not yet purchased are carried at fair value. The fair value is generally obtained from quoted market prices in active markets, broker or dealer price quotations, or alternative pricing sources with reasonable levels of price transparency. Additionally, derivative financial instruments are carried at estimated fair value which are recorded on the consolidated statement of financial condition.

The Company estimates that the aggregate fair value of other financial instruments recognized on the consolidated statement of financial condition (including cash and cash equivalents, securities segregated in compliance with federal and other regulations, securities purchased under agreements to resell and securities sold under agreements to repurchase, securities borrowed, securities loaned, receivables and payables, certain other assets and other liabilities, and short-term debt) approximates their carrying value, as such financial instruments are short-term in nature, bear interest at current market rates or are subject to repricing.

19. Share Based Compensation

BBPLC operates share schemes for employees throughout the world, including the employees of the Company. Shares under these schemes are held by a trust and will be vested when vesting conditions are met. Where the costs of these bonus schemes are incurred by the Company, the Company will fund the costs in cash. Liabilities are recorded by the trust. The main current schemes from which the Company's employees benefit are as follows:

Executive Share Award Scheme ("ESAS")
For certain employees of the Company an element of their annual bonus is in the form of a deferred award of a provisional allocation of BBPLC shares under ESAS. The total value of the bonus made to the employee of which ESAS is an element is dependent upon the business unit, BBPLC and individual employee performance. The ESAS element of the annual bonus must be held for at least three years and is subject to potential forfeit if the individual resigns and commences work with a competitor business.

Performance Share Plan ("PSP")
The PSP was approved by shareholders at the 2005 Annual General Meeting ("AGM") to replace the Incentive Share Option Plan ("ISOP") scheme. Performance shares are 'free' BBPLC shares for which no exercise price is payable and which qualify for dividends. Performance share awards are communicated to participants as an initial allocation. BBPLC's performance over a three-year period determines the final number of shares that may be released to participants.

In addition, options remain outstanding under the following closed schemes.

Incentive Share Option Plan ("ISOP")
The ISOP was open by invitation to the employees and Directors of BBPLC. Options are granted at the market price at the date of grant calculated in accordance with the rules of the ISOP, and are normally exercisable between three and ten years from that date. The final number of shares over which the option may be exercised is determined by reference to set performance criteria. The number of shares under option represents the maximum possible number that may be exercised.

Executive Share Option Scheme ("ESOS")
The ESOS is a long-term incentive scheme and was available by invitation to certain senior executives of BBPLC with grants usually made annually. Options were issued at the market price at the date of the grant without any discount, calculated in accordance with the rules of the ESOS, and are normally exercisable between three and ten years from that date. No further awards are made under ESOS.

The weighted average fair values of options granted during the year are $13.93 and $16.07 for the ESAS and PSP plans, respectively.

The fair value of the PSP is calculated at the date of grant using an appropriate valuation model such as Black-Scholes or Monte Carlo. The ESAS plan is a nil cost award on which performance conditions are substantially fulfilled at the grant date. Consequently, the fair values of these awards are based on market value at that date.

The significant weighted average assumptions used to estimate the fair value of the options granted in 2007 for the PSP are as follows:

Weighted average share price	$ 14.15
Expected/implied volatility	25%
Expected option life	3 years

Implied volatility and dividend yield on the date of the grant have been used as inputs into the respective valuation model. The LIBOR interest rate curve has been used to derive a risk-free discount rate.

The expected dividends for all schemes are assumed to grow in line with the expected increases in share prices for the industry sector until exercise.

20. Regulatory Requirements

The Company is a registered securities broker-dealer and FCM and, accordingly, is subject to Rule 15c3-1 of the Securities and Exchange Act and Rule 1.17 of the Commodity Futures Trading Commission ("CFTC"), which specify uniform minimum net capital requirements, as defined, for their registrants. The Company has elected to operate under the alternative method for determining minimum net capital, under which the Company is required to maintain minimum net capital, as defined, of the greater of $1,500,000 or 2% of aggregate debit items. Additionally, the CFTC requires that an FCM maintain capital of the greater of 8% of customer maintenance margin requirements plus 4% of non-customer maintenance margin requirements, as defined, or $1,500,000. At December 31, 2007, the Company had net capital of $1,552,150,000, which was $1,152,038,000 excess of the amount required of $400,112,000.

In accordance with the SEC's No Action Letter dated November 3, 1998, the Company has elected to compute a reserve requirement for PAIB. The PAIB calculation is completed for a correspondent firm that uses the Company as its clearing broker-dealer in order to classify its assets held by the Company as allowable assets in their net capital calculation. At December 31, 2007, the Company did not have a reserve requirement for PAIB.

As these accompanying consolidated financial statements include the accounts of the Company and its Subsidiaries, the amounts differ from those included in the Company's unaudited Form X-17a-5 Part II report, filed with the SEC ("FOCUS"). The following summarizes the assets and liabilities of the Subsidiaries included in the consolidated financial statements, but not consolidated in the Company's FOCUS (in thousands):

Assets	$ 440,155
Liabilities	(437,822)
Net worth	$ 2,333

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
PricewaterhouseCoopers Center
300 Madison Avenue
New York, NY 10017
Telephone (646) 471 3000
Facsimile (813) 286 6000

Report of Independent Auditors on Internal Accounting Control Required by SEC Rule 17a-5 and CFTC Regulation 1.16

To the Board of Directors and Stockholder of
Barclays Capital Inc.

In planning and performing our audit of the consolidated financial statements of Barclays Capital Inc. (the "Company") as of and for the year ended December 31, 2007, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the consolidated financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g), in the following:

1. Making the periodic computations of aggregate debits and net capital under Rule 17a-3(a)(11) and the reserve required by Rule 15c3-3(e);

2. Making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13;

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System; and

4. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3.

In addition, as required by Regulation 1.16 of the Commodity Futures Trading Commission (the "CFTC"), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding customer and firm assets. This study includes tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Regulation 1.16, in making the following:

1. The periodic computations of minimum financial requirements pursuant to Regulation 1.17;

2. The daily computations of the segregation requirements of Section 4d(a)(2) of the Commodity Exchange Act and the regulations there under, and the segregation of funds based upon such computations; and

3. The daily computations of the foreign futures and foreign options secured amount requirements pursuant to Regulation 30.7 of the CFTC.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SECs and CFTCs above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) and Regulation 1.16 (d)(2) lists additional objectives of the practices and procedures listed in the preceding paragraphs.

Because of inherent limitations in internal control and the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first, second, and third paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities and certain regulated commodity customer and firm assets that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second and third paragraphs of this report are considered by the SEC and CFTC to be adequate for their purposes in accordance with the Securities Exchange Act of 1934, the Commodity Exchange Act, and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2007 to meet the SEC's and CFTC's objectives

PRICEWATERHOUSECOOPERS

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the CFTC, the National Futures Association, the Financial Industry Regulatory Authority, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 and/or Regulation 1.16 of the CFTC in their regulation of registered broker-dealers and futures commission merchants, and is not intended to be and should not be used by anyone other than these specified parties.

PricewaterhouseCoopers LLP

February 29, 2008

END